Palisade Bio, Inc.

7750 El Camino Real, Suite 2A

Carlsbad, CA 92009

December 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Palisade Bio, Inc. (the “Company”)
Registration Statement on Form S-1
Originally Filed: October 30, 2024, as amended
File No.: 333-282883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 12:00 p.m. Eastern Time on December 12, 2024, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Raul Silvestre of Silvestre Law Group, P.C. at (818) 597-7552.

Very truly yours,

PALISADE BIO, INC.

/s/ J.D. Finley
J.D. Finley
Chief Executive Officer